UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

Cadeler A/S

(Name of Subject Company (Issuer))

Cadeler plc

(Name of Filing Person (Offeror))

Ordinary Shares, par value DKK 1.00 per share

(Title of Class of Securities)

12738K109

(CUSIP Number of Class of Securities)

Puglisi & Associates

850 Library Ave., Suite 204

Newark, DE 19711

Tel.: (302)-738-6680

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Connie I. Milonakis Davis Polk & Wardwell London LLP The Whittington Building 4A Frederick’s Place London EC2R 8AB United Kingdom Tel.: +44-20-7418-1327	Alexander Simmonds Executive Vice President and Chief Legal Officer Cadeler A/S Kalvebod Brygge 43 DK-1560 Copenhagen Denmark Tel: +45 3246 3100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on September 22, 2026 (together with any amendments and supplements thereto, the “Schedule TO”), by Cadeler plc a public limited liability company incorporated under the laws of England and Wales (“NewCo” or the “Offeror”). This Schedule TO relates to the offer by the Offeror to exchange for each outstanding share of Cadeler A/S (“Cadeler”), with a nominal value of DKK 1.00 per share (each referred to as a “Cadeler Share”), including Cadeler Shares represented by American Depositary Shares each representing four (4) Cadeler Shares (which are referred to as “Cadeler ADSs”), validly tendered and not validly withdrawn in the offer, one (1) ordinary share of NewCo, with a nominal value $1.00 per share (each referred to as a “NewCo Share”, and such offer, on the terms and subject to the conditions and procedures set forth in the prospectus/offer to exchange, dated September 22, 2026 (the “Prospectus/Offer to Exchange”), and in the related letter of transmittal (the “Letter of Transmittal”), together with any amendments or supplements thereto, the “Offer”).

NewCo (named Cadeler Limited at the time of filing) filed with the SEC a Registration Statement on Form F-4 dated August 27, 2026 and NewCo (re-named Cadeler plc) filed Amendments No. 1 and 2 to the Registration Statement dated September 14, 2026 and September 18, 2026, respectively, relating to the Offer which became effective on September 22, 2026 (the “Registration Statement”). The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange (which is a part of the Registration Statement) and the Letter of Transmittal, which are filed as Exhibits (a)(4) and (a)(1)(B), respectively, hereto. Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus/Offer to Exchange and the Letter of Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by NewCo, is hereby expressly incorporated into this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The purpose of the Offer is to effect the redomiciliation of Cadeler from Denmark to the United Kingdom (the “Redomiciliation”).

All information regarding the Offer as set forth in the Schedule TO, including all exhibits and annexes thereto that were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided for herein and to the extent amended and supplemented by the exhibits filed herewith. Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Schedule TO.

On October 21, 2026, Cadeler announced the extension of the Expiration Date for the Offer to 5:00 p.m., Eastern Time, on October 28, 2026, unless further extended or earlier terminated. The Offer was previously scheduled to expire at 5:00 p.m., Eastern Time, on October 21, 2026.

Cadeler expects that the Offer will be consummated promptly following the Expiration Date (as hereby extended and as may be further extended), subject to the terms of the Offer and the satisfaction or waiver of the conditions to the Offer as set forth in the Prospectus/Offer to Exchange.

The press release announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(G) and is incorporated herein by reference.

Item 1, Item 4, Item 5, Item 6 and Item 11.

1.	On the cover page of the Prospectus/Offer to Purchase, the first paragraph is amended and restated in its entirety as follows:

“THE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., EASTERN TIME, ON OCTOBER 28, 2026, UNLESS EXTENDED OR TERMINATED.”

2.	In the section of the Prospectus/Offer to Exchange entitled “Frequently Used Terms,” the following terms are amended and restated in their entirety as follows, respectively:

“Expiration Date” refers to 5:00 p.m. Eastern Time on October 28, 2026, or such subsequent time and date to which the expiration of the Offer is extended;

3.	In the section of the Prospectus/Offer to Exchange entitled “Questions and Answers about the Offer and the Redomiciliation,” the first paragraph under the question “How long do I have to decide whether to tender my Cadeler Shares and/or Cadeler ADSs in the Offer?” is amended and restated in its entirety as follows:

“The Offer is scheduled to expire at 5:00 p.m., Eastern Time, on October 28, 2026, unless extended or terminated in accordance with its terms and conditions, as described in this prospectus. Any delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof to be made no later than 9:00 a.m., Eastern Time, on the next Business Day after the previously scheduled Expiration Date. Any extension of the Offer will be by public announcement prior to the expiration time on the previously scheduled Expiration Date. During any such extension, all Cadeler Shares and/or Cadeler ADSs previously tendered and not validly withdrawn will remain subject to the Offer, subject to the rights of a tendering shareholder to withdraw such shareholder’s shares.”

4.	In the section of the Prospectus/Offer to Exchange entitled “Summary,” the following paragraph under “Expiration of the Offer (page 48)” is amended and restated in its entirety as follows:

“The Offer is scheduled to expire at 5:00 p.m. Eastern Time on October 28, 2026, unless extended or terminated in accordance with the terms and conditions, as described in this prospectus.”

5.	In the section of the Prospectus/Offer to Exchange entitled “The Offer,” the following paragraphs are amended and restated in their entirety as follows, respectively:

i.	The section under “Indicative Timetable for the Offer”:

Event	Calendar date(1)
Commencement of the Offer; Publication of summary advertisement of Offer	September 22, 2026
Expiration Date (deadline for tendering Cadeler Shares and Cadeler ADSs into the Offer)	October 28, 2026(2)
Announcement by NewCo with preliminary results on whether or not the conditions to the Offer have been satisfied or, to the extent legally permitted, waived	On or prior to October 29, 2026
Announcement by NewCo with final results on whether or not the conditions to the Offer have been satisfied or, to the extent legally permitted, waived	On or prior to November 2, 2026
Commencement of trading of NewCo Shares on NYSE and OSE	On or about November 5, 2026(3)
Expected settlement date	On or about November 5, 2026 (4)

Notes:

(1)	If you hold Cadeler Shares and/or Cadeler ADSs through a financial intermediary, please be aware the financial intermediary may require you to make decisions and take actions in advance of the times and dates noted. You should contact your financial intermediary with respect to questions regarding the dates and times that may be applicable to you.

(2)	If NewCo determines to extend the initial offering period, it will make an announcement of such extension prior to the expiration time on the Expiration Date. There will be no subsequent offering period.

(3)	It is currently expected that trading of NewCo Shares on the NYSE and the OSE will commence shortly after the expiration of the Offer, subject to approval by the relevant listing authorities.

(4)	In the event that the Offer conditions have been satisfied or, if applicable, waived, NewCo will accept for exchange, and will exchange, all Cadeler Shares and Cadeler ADSs that have been validly tendered into, and not withdrawn from, the Offer as of the Expiration Date and NewCo will deliver the NewCo Shares as soon as practicable after the Expiration Date in accordance with applicable U.S. law and Norwegian securities law.

ii.	The paragraph under “Expiration of the Offer”:

“The Offer is scheduled to expire at 5:00 p.m., Eastern Time, on October 28, 2026, unless extended or terminated in accordance with the terms and conditions, as described in this prospectus.”

6.	The section of the Prospectus/Offer to Exchange entitled “The Offer — Background for the Offer” is hereby amended and supplemented by adding the following information:

“On October 21, 2026, NewCo announced that it had extended the Offer, upon the terms and conditions set forth in this prospectus and the EU Prospectus and Offer Document, until 5:00 p.m., Eastern Time on October 28, 2026. The Offer had been previously scheduled to expire at 5:00 p.m., Eastern Time, on October 21, 2026. In the evening of October 21, 2026, NewCo was advised that, as of 3:53 p.m. Eastern Time on October 21, 2026, an aggregate of approximately 345,537,852 Cadeler Shares had been validly tendered and not validly withdrawn in the Offer, representing approximately 89.5% of the total number of issued and outstanding Cadeler Shares at such date and time (excluding treasury shares). NewCo did not consummate the Offer at that time because a sufficient number of Shares had not been tendered to satisfy the Minimum Condition.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended to replace exhibits (a)(1)(B), (a)(1)(C) and (a)(1)(D) and amended and supplemented by adding exhibit (a)(5)(G) as follows:

Exhibit No.	Description
(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(5)(G)	Announcement by NewCo regarding the extension of the Offer, dated October 21, 2026 (incorporated by reference to NewCo’s filing pursuant to Rule 425 on October 22, 2026)

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2026

CADELER plc

By:	/s/ Alexander Simmonds
	Name:	Alexander Simmonds
	Title:	Company Secretary